Exhibit 1.01

Conflict Minerals Report

Section 1 - Introduction

Forum Energy Technologies, Inc. (“Forum,” or the “Company”) is committed to sourcing materials used in its products in a responsible manner. The Company has implemented policies and procedures to ensure compliance with applicable laws, including the Securities and Exchange Commission’s (the “SEC”) final rule implementing Section 1502 of the Dodd Frank Wall Street Reform and Consumer Protection Act of 2010. The Company’s efforts related to conflict minerals are also aligned with the work of the Electronic Industry Citizenship Coalition® (“EICC”) and Global e-Sustainability Initiative (“GeSI”). The EICC’s and GeSI’s work includes the Conflict-Free Smelter Program and the Conflict Minerals Reporting Template (the “Conflict Minerals Questionnaire”). In accordance with Rule 13p-1, the Company undertook due diligence efforts for four of its six product lines to determine whether materials necessary to the functionality or production of its products are “DRC conflict free.”

Section 2 - Due diligence framework and determination

The Company designed its due diligence measures to materially conform with the internationally recognized due diligence framework set forth in the Organization for Economic Cooperation and Development (the “OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Framework”).

Section 3 - Due diligence measures undertaken

In conformance with the OECD Framework, the Company undertook the following due diligence measures:

Governance

Forum established a Conflict Minerals Policy, effective February 17, 2014, and continued to implement its Conflict Minerals Manual in furtherance of Forum’s Conflict Mineral efforts. The Conflict Minerals Manual specifically sets out the due diligence steps and actions taken by Forum and provides guidance for ongoing due diligence.

Product Line Applicability

In an effort to improve the number and quality of supplier responses, and establish direct communication with suppliers to garner an improved understanding of the applicable SEC rules and regulations, Forum chose to focus on a subset of its product lines, Downhole Technologies, Drilling Technologies, Flow Equipment, and Valve Solutions. These product lines reviewed their materials, parts, products and/or product families to determine whether gold, tin, tantalum or tungsten (collectively, “3TG”) are present in any such items and necessary to the functionality thereof. The Company established a process for identifying and determining the presence of 3TG in each product line’s product list. Once the products and/or product families were identified, each of the four product lines developed a supplier list for each piece of material, part, product and/or product family identified as containing or that may contain 3TG.

Supplier Engagement

The Company sent each supplier identified in the product line applicability procedure the EICC GeSI Conflict Mineral Reporting Template along with a communication providing instructions and requesting a response stating such supplier’s current conflict minerals status and compliance. The Company surveyed a total of 46 suppliers during the Company’s due diligence efforts. Responses from a total of 34 suppliers, or approximately 74% of the suppliers surveyed, were received. In addition, the Company distributed communications to certain suppliers in order to develop a greater depth of understanding of the Company’s Conflict Minerals efforts and program.

Supplier Response Review and Analysis of Red Flags

Each of the Company’s product lines reviewed its respective supplier responses to determine if each supplier’s materials, parts, or products provided to the Company contain 3TG that are sourced from conflict-affected regions of the world, including the Democratic Republic of Congo. As part of the Company’s review process, certain criteria were established and utilized to review supplier responses. The Company believes the established criteria benefited the Company by ensuring the reliability of each supplier’s responses.

Determination

The Company’s Downhole Technologies product line was able to achieve a 100% response rate from its suppliers. Certain of the Downhole Technologies product line’s suppliers, however, could not identify the source of all conflict minerals within their respective goods. The other product lines included in this year’s due diligence review did not receive responses from all of their respective suppliers, precluding the Company from making a determination as to the source of any 3TG in its products.

The Company is DRC Conflict Undeterminable for the 2014 assessment period. As further due diligence on the Company’s two remaining product lines, Subsea Technologies and Production Equipment, was not conducted this reporting year, the final conclusion of DRC Conflict Undeterminable for these two product lines remains unchanged.

Section 4 - Independent audit

The Company is not required to obtain an independent private sector audit at this time.

Section 5 - Next steps

The Company will continue to review its manual, policies and procedures for the upcoming reporting year to obtain improved supplier responsiveness. For the 2015 assessment period, the Company will focus on its Subsea Technologies and Production Equipment product lines, which were not included in this year’s due diligence assessment. The Company will continue to take additional steps to obtain a higher percentage of supplier responses, including distributing frequently asked questions, training pamphlets, and establishing direct communication with suppliers to ensure their understanding of the applicable SEC rules and regulations.